PARKER DRILLING COMPANY
5 Greenway Plaza, Suite 100
Houston, TX 77046
(281) 406-2000

August 9, 2017
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:	Parker Drilling Company
Registration Statement on Form S-3
Filed July 11, 2017
File No. 333-219239

Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2017, with respect to the Company’s Registration Statement on Form S-3, File No. 333-219239, filed with the Commission on July 11, 2017 (the “Registration Statement”).
The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 reflects responses to your comments, as indicated below.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.
Registration Statement Facing Page

1.
It appears that, pursuant to Rule 429, you intend for this registration statement to include a combined prospectus which also relates to your earlier registration statement on Form S-3, SEC file no. 333-197977. If so, please provide disclosure which both

United States Securities and Exchange Commission
August 9, 2017

states this explicitly and also quantifies the amount of unsold securities that were previously the subject of the earlier Form S-3. See Securities Act Rule 429(b).

Response:
As discussed with the Staff, the Registration Statement is being filed to replace the Form S-3, SEC file no. 333-197977, which expired pursuant to the Commission’s rules on August 8, 2017. We have revised the disclosure in footnote 2 on the facing page of Amendment No. 1 to clarify that the prior Form S-3 has expired.

Table of Additional Registrants

2.
One of the co-registrant guarantors is incorporated in Texas, but you have not provided a legal opinion that covers that jurisdiction. Please obtain and file an opinion of counsel which includes a binding obligation opinion to cover the guarantee by ITS Rental and Sales, Inc.

Response:
We acknowledge the Staff’s comment and respectfully advise the Staff that ITS Rental and Sales, Inc. was merged out of existence on July 25, 2017. We have removed the entity as a co-registrant guarantor from Amendment No. 1.

Description of Warrants, page 20

3.
Warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 19 of Amendment No. 1 to remove “other securities” from the description of the warrants.
Exhibit 5.1

4.
Section II.B.1.e. of SLB 19 provides that when a registrant issues debt securities, counsel must opine that the debt securities will be “binding obligations of the registrant,” and “when debt securities are guaranteed, counsel must also opine that each guarantee will be the binding obligation of its guarantor….” Section II.B.1.e. further states that “if the registrant is organized in a jurisdiction outside of primary counsel’s area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

United States Securities and Exchange Commission
August 9, 2017

As counsel’s opinion is limited to the laws of New York, Delaware, and applicable federal law, it appears that counsel is relying on the opinions of local counsel filed as Exhibits 5.2, 5.3, and 5.4 to the registration statement with respect to these underlying necessary determinations for the binding obligation opinion it issued relating to the subsidiary guarantors in Nevada, Louisiana, and Oklahoma. If so, in accordance with SLB 19, please name local counsel in the registration statement as having prepared or certified opinions for purposes of 509(b) of Regulation S-K, and file as exhibits the consents from Greenberg Traurig, LLP and Jones Walker LLP pursuant to Securities Act Rule 436(a). Alternatively, please either obtain and file a revised opinion of counsel which does not exclude the laws of the jurisdictions under which the subsidiary guarantors are organized or obtain and file revised opinions of local counsel which include the corresponding binding obligation opinions to cover the guarantees by the subsidiary guarantors. See SLB 19 at Section II.B.1.e., including footnote 21 thereto, for guidance. See also comment 2, above.

Response:
We acknowledge the Staff’s comment and have named each local counsel under the heading Legal Matters on page 22 of Amendment No. 1 and included consents of each local counsel as exhibits to Amendment No. 1.

5.
Similarly, insofar as one of the subsidiary guarantors is an LLC organized in Delaware, it appears that the opinion provided in exhibit 5.1 does not encompass guarantees by Parker Drilling Arctic Operating, LLC because its scope is limited to only “the General Corporation Law of the State of Delaware.” Please obtain and file a new opinion or an appropriately revised opinion.

Response:	We have revised Exhibit 5.1 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.1 with Amendment No. 1.
Exhibit 5.3

6.
Although the opinion by Greenberg Traurig, LLP relates to guarantees to be provided by five entities which include LLCs and corporations, counsel purports to limit its scope to Chapter 78 of the Nevada Revised Statutes. However, that chapter appears to govern only corporations. Please obtain and file a new or revised opinion of counsel that does not carve out coverage of the appropriate Nevada laws which are applicable to the various Nevada guarantors.

Response:	We have revised Exhibit 5.3 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.3 with Amendment No. 1.
Exhibit 5.4

7.
Counsel states that it expresses no opinion “as to matters governed by laws pertaining to the Louisiana Guarantors solely because of the business activities of such entity which are not applicable to business entities generally.” It is the view of the staff that this statement limits the scope of the opinion in a manner which appears to be

United States Securities and Exchange Commission
August 9, 2017

inconsistent with Sections II.B.3.a and 3.c of SLB 19. Please obtain and file an opinion which does not include such limitations, or explain the basis for retaining the referenced language in these circumstances.

Response:	We have revised Exhibit 5.4 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.4 with Amendment No. 1.

* * * * * * * *

United States Securities and Exchange Commission
August 9, 2017

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Kelly B. Rose of Baker Botts, L.L.P. at (713) 229-1796 or the undersigned at (281) 406-2000.

Very truly yours,

/s/ Jon-Al Duplantier
Jon-Al Duplantier
Senior Vice President, Chief Administrative Officer, Interim Chief Financial Officer and General Counsel

cc:    Irene Barberena-Meissner, Securities and Exchange Commission
Timothy S. Levenberg, Securities and Exchange Commission
Kelly B. Rose, Baker Botts L.L.P.